FILED BY HIBERNIA CORPORATION
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: HIBERNIA CORPORATION
                                                   COMMISSION FILE NO. 001-10294


 [CAPITAL ONE FINANCIAL CORPORATION LOGO]       [HIBERNIA CORPORATION LOGO]


FOR IMMEDIATE RELEASE: SEPT 27, 2005


CAPITAL ONE CONTACTS:                         HIBERNIA CONTACTS:

INVESTORS       MEDIA                INVESTORS              MEDIA
Mike Rowen      Tatiana Stead        Trisha Voltz Carlson   Steven Thorpe
(703) 720-2455  (703) 720-2352       (225) 376-7761         (713) 435-5340
                                     tvoltz@hibernia.com    sthorpe@hibernia.com

   HIBERNIA AND CAPITAL ONE ANNOUNCE SPECIAL MEETING OF HIBERNIA SHAREHOLDERS

         MCLEAN, VA., AND NEW ORLEANS, LA. (Sept 27, 2005) - Hibernia Corporation (NYSE: HIB) and Capital One Financial Corporation (NYSE: COF) today announced that the date for the special meeting of Hibernia shareholders to vote upon the amended merger agreement with Capital One will be November 14, 2005. All Hibernia shareholders of record on September 26, 2005, will be eligible to vote on the matter. The associated prospectus and proxy statement will be mailed to Hibernia shareholders on or about October 1, 2005.

         The merger is scheduled to close two business days following the special meeting of Hibernia shareholders, subject to Hibernia shareholders' approval of the amended merger agreement and the receipt and effectiveness of all necessary regulatory approvals.

 ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

     In connection with the proposed merger, Capital One has filed with the SEC a post-effective amendment to its Registration Statement on Form S-4 that includes a new proxy statement of Hibernia that also constitutes a prospectus of Capital One, and has filed a definitive proxy statement/prospectus with the SEC. Hibernia will mail the definitive proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the definitive proxy statement/prospectus regarding the proposed merger, because it contains important information. You may obtain a free copy of the definitive proxy statement/prospectus and other related documents filed by Capital One and Hibernia with the SEC at the SEC's website at http://www.sec.gov. The definitive proxy statement/prospectus and the other documents also may be obtained for free by accessing Capital One's website at http://www.capitalone.com under the tab "Investors" and then under the heading "SEC & Regulatory Filings" or by accessing the SEC homepage at www.SEC.gov.

     Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about Capital One's executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia's executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Page 2 Hibernia and Capital One Announce Special Meeting of Hibernia
       Shareholders

FORWARD-LOOKING STATEMENTS

     Information in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and the actual results could differ materially from those contained in the forward-looking information. Among the factors that could cause actual results to differ materially are the following: the impact of property, credit and other losses expected as the result of Hurricane Katrina and Hurricane Rita; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by Hurricane Katrina and Hurricane Rita; the pace and magnitude of economic recovery in the region impacted by Hurricane Katrina and Hurricane Rita; the potential impact of damages from future hurricanes and other storms; the risk that Hibernia stockholders may not approve the transaction; continued intense competition from numerous providers of products and services which compete with Capital One's or Hibernia's businesses; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions); financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending, repayments and savings; the amount of, and rate of growth in, Capital One's and Hibernia's expenses (including salaries and associate benefits and marketing expenses); Capital One's and Hibernia's ability to execute on their respective strategic and operational plans; the ability of Capital One and Hibernia to recruit and retain experienced personnel to assist in the management and operations; the risk that the businesses of Capital One and Hibernia will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction with Hibernia may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and other risk factors listed from time to time in Capital One's and Hibernia's SEC reports, including, but not limited to, the Quarterly Reports on Form 10-Q for the quarter ended June 30, 2005.

ABOUT CAPITAL ONE
     Headquartered in McLean, Virginia, Capital One Financial Corporation (www.capitalone.com) is a financial holding company whose principal subsidiaries, Capital One Bank, Capital One, F.S.B. and Capital One Auto Finance, Inc., offer a variety of consumer lending products. As of June 30, 2005, Capital One's subsidiaries collectively had 48.9 million accounts and $83.0 billion in managed loans outstanding. Capital One is a Fortune 500 company and, through its subsidiaries, is one of the largest providers of MasterCard and Visa credit cards in the world. Capital One trades on the New York Stock Exchange under the symbol "COF" and is included in the S&P 500 index.

ABOUT HIBERNIA
     Hibernia is on Forbes magazine's list of the world's 2,000 largest companies and Fortune magazine's list of America's top 1,000 companies according to annual revenue. As of June 30, 2005, Hibernia had $22.1 billion in assets and 320 locations in 34 Louisiana parishes and 35 Texas counties. Hibernia Corporation's common stock (HIB) is listed on the New York Stock Exchange.


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